3240 Bayshore Boulevard,
Brisbane, California 94005
Phone- 415-657-5500, Fax 415-330-2444

July 13, 2010

Via EDGAR and Facsimile (202) 772-9218

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Mailstop 6010
Attn: Brian Cascio

Re:	Cutera, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
File No. 000-50644

Dear Mr. Cascio:

On behalf of Cutera, Inc. (“Cutera” or the “Company”), we are responding to the Staff’s letter dated June 29, 2010 (the “Comment Letter”), relating to the above-referenced Form 10-K.  For your convenience we have repeated the Staff's comments below in bold, italics face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, depending upon the context.

Form 10-K for the fiscal year ended December 31, 2009

COMMENT 1:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Significant Business Trends, page 31

We reference the disclosure on page 31 that you instituted an aggressive program including headcount reductions and cost reduction measures during the first half of 2009. We also note that you continue to attribute decreases in operating expenses to your restructuring efforts during 2009. To the extent that this is part of a restructuring plan, please tell us where you have provided the disclosures required by FASB ASC 420-10-50 and SAB Topic 5.P.4.

Securities and Exchange Commission
July 13, 2010

RESPONSE:

In response to the Staff's comment, we advise that in evaluating our headcount reductions and cost reduction measures, we determined that the disclosures required by FASB ASC 420-10-50 and SAB Topic 5.P.4. were not required due to the following:

●	We did not exit, dispose, terminate, or relocate any business activities.

●	We did not materially change either the scope of, or the manner in which we conduct, our business following the headcount reductions;

●	The “one-time employee termination benefits (as defined in ASC 420)” provided were immaterial (2%) to the total operating expenses of our company.

●
There were no service requirements outstanding from the employees who were provided the one time employee termination benefits, and as such, there was no liability balance at the beginning or end of the 2009 annual reporting period.

Although we considered the one-time employee termination benefits as immaterial, we acknowledge the Staff’s position and in response to its comment, we will provide the following additional disclosures relating to comparative 2009 financial information in our future filings commencing with our second quarter 2010 Form 10-Q:

2009 Restructuring Charges

In accordance with FASB ASC 420-10-50 and SAB Topic 5.P.4, we recognized a total of $976,000 in restructuring charges in the year ended December 31, 2009. These benefits were provided to then current employees that were involuntarily terminated under the terms of one-time benefit arrangements during the year. The Company implemented three reduction-in-force (or “RIF”) programs in 2009: January 2009, May 2009 and August 2009. In general, the company-wide RIF programs specifically targeted positions that were directly impacted by the business slow down, such as: sales, customer relations, manufacturing, and service. All employees terminated under these programs were notified within the quarter that the severance and benefit expenses were recognized. The Company did not exit, dispose, terminate, or relocate any business activities and it did not materially change either the scope of, or the manner in which it conducted business following the headcount reductions.

Securities and Exchange Commission
July 13, 2010

The following table sets forth the Company’s restructuring accrual activity for each of the quarters of 2009 and the year ended December 31, 2009 (in thousands):

	Quarter End				Year ended
Severance liability	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Beginning balance	$—	$—	$218	$14	$—
Severance and benefits expenses accrued under one-time benefit arrangement	234	646	96	—	976
Amounts paid	(234)	(428)	(300)	(14)	(976)
Ending balance	$—	$218	$14	$—	$—

COMMENT 2:

Results of Operations, page 36

Total Revenue, page 36

We see that you attribute the decrease in net sales to the global recession and the difficulty for customers to obtain credit financing. In future filings, please also include a discussion of the underlying reasons product revenue has decreased. For example, you could discuss fluctuations in volume sales or unit price of particular products. Or you could discuss changes in sales or geographic mix and why such changes impacted revenues. As a related matter, if you attribute the changes in revenue to multiple factors, please quantify the impact of each factor on the financial statement line item.

RESPONSE:

In response to the Staff’s comments, in future filings, we will enhance our discussion of the underlying reasons for changes in our revenue, including the geographical mix of the sources of our revenue.  In addition, where multiple factors are affecting the change, we will quantify the impact of each factor on the financial statement line item.

Securities and Exchange Commission
July 13, 2010

COMMENT 3:

Liquidity and Capital Resources, page 40

We see from page 16 that you reserved a significant accounts receivable from a customer due to financial difficulties. In future filings, your discussion of liquidity and capital resources should include a substantive discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Rule 303 of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, we advise that, except for the one significant customer who defaulted on its payment of $473,000, there were no other known demands, commitments, events or uncertainties that existed at December 31, 2009 that would have resulted in, or that would reasonably likely result in, our liquidity increasing or decreasing in any material way from the position reported at December 31, 2009. We have noted the Staff’s comments and confirm that in future filings, we will include in our discussion of liquidity and capital resources a substantive discussion of any known trends or any known demands, commitments, events or uncertainties ─ including discussion of any trends or concerns in collectability of our Accounts Receivable ─ that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way.

COMMENT 4:

Consolidated Financial Statements

Note 10. Segment, Geographic and Major Customer Information, page 67

We reference the disclosure on page 67 that you operate in one segment in the business of aesthetic laser and other light-based systems. We also note that you entered into a distribution arrangement pursuant to which you will sell skin care products or cosmeceuticals manufactured by other companies. Please tell us how you considered that you have more than one segment under FASB ASC 280.

Securities and Exchange Commission
July 13, 2010

RESPONSE:

In response to the Staff's comment, we advise the Staff that we continue to have one operating segment under FASB ASC 280. Per ASC 280-10-50-1, "An operating segment is a component of a public entity that has all of the following characteristics:

1.	It engages in business activities from which it may earn revenues and incur expenses.

2.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

3.	Its discrete financial information is available."

As disclosed in our Form 10-K for 2009, in the fourth quarter of 2008, we began to distribute BioForm’s Radiesse® dermal filler product to physicians in the Japanese market. In addition, we disclosed that we entered into an agreement in December 2009 with Obagi Medical Products, Inc., to distribute certain of their proprietary skin care products in Japan. However, we did not commence shipping products to Japan, pursuant to the Obagi Agreement, until February 2010 and as such there was no revenue from this agreement in 2009.  Prior to 2010, we also sold introductory promotional Obagi products in conjunction with the sale of our laser products in the United States and Canada.

As a result of the increase in cosmeceuticals revenue ─ due to the distribution of Obagi’s products in Japan from February 2010 ─ starting from the first quarter of 2010, we have disclosed revenue information separately for the ‘Cosmeceuticals and Dermal Filler’ business.

Considering the guidance in FASB ASC 280 and our operations, we believe we had one operating segment in 2009, and continue to do so in 2010, due to the following reasons:

●	We did not have available discrete operating results for the Dermal Filler and Cosmeceutical business.

●
Operating results regularly reviewed by our chief operating decision maker(s) to make decisions about resources to be allocated and assess performance of the business do not include discrete operating financial information for the Dermal Filler and Cosmeceutical business.

Securities and Exchange Commission
July 13, 2010

●	There are no dedicated managers responsible separately for the dermal fillers and cosmeceutical business.

●
The Company management does not believe that separate information about the dermal filler and cosmeceutical business would be useful to readers of its financial statements as this business is an insignificant portion of our total business (3% of our total revenue for the year ended December 31, 2009).

In response to the Staff’s comment, in our future filings, we will enhance and clarify the description of our operating segment as follows and will monitor and disclose any changes that may occur as our activities develop.

“In accordance with the FASB ASC 280 guidance on disclosures about segments of an enterprise and related information, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. Our chief decision maker, as defined under the FASB’s ASC 280 guidance, is a combination of the Chief Executive Officer; and the Executive Vice President and Chief Financial Officer. To date, the Company has viewed its operations, managed its business, and used one measurement of profitability for the one operating segment – the sale of aesthetic medical equipment and services, and distribution of cosmeceutical and dermal filler products, to qualified medical practitioners. In addition, substantially all of the Company’s long-lived assets are located in one facility in the United States. As a result, the financial information disclosed herein represents all of the material financial information related to the Company’s operating segment.”

COMMENT 5:

Item 11. Executive Compensation, page 73

Based upon our review of the Part III information that you have incorporated  by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Securities and Exchange Commission
July 13, 2010

RESPONSE:

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Company’s management and its board reviewed the Company’s compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company.  The Company’s management and board concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and that no disclosure in response to Item 402(s) of Regulation S-K was necessary.  In reaching such conclusion, the Company considered the following factors:

●
Substantially all employees (other than sales personnel, discussed below) receive a substantial majority of their cash compensation in the form of base salary, which is fixed and not tied to excessive risk taking.

●
Although our executive officers and certain management personnel are eligible to receive quarterly cash bonus payments under a discretionary management bonus program based on revenue growth and pre-tax adjusted operating profit, the payments were insignificant due to the Company not having any significant adjusted operating profits or revenue growth in 2009.  The Company believes that the objectives of the executive officers and certain management personnel who participate in the management bonus program are aligned with the long-term goals of the Company and the interests of its stockholders to create a balanced risk and reward structure that incentivizes executive officers and certain management personnel but does not encourage excessive risk taking.

●
Although our executive officers, all U.S. employees and some international employees are eligible to receive quarterly cash payments under a discretionary profit sharing program based on adjusted operating profit, the payments have been no greater than 8% of an individual’s compensation.  The Company also believes that the objective of revenue growth and profitability are aligned with the long-term goals of the Company and the interests of its stockholders to create a balanced risk and reward structure that incentivizes such employees but does not encourage excessive risk taking.

●
Although a material portion of the cash compensation received by our sales representatives is commission payments based on  sales, the Company believes that the overall structure of commission payments is aligned with the long-term goals of the Company and its stockholders and encourages revenue generation without rewarding excessive risk taking.

Securities and Exchange Commission
July 13, 2010

●
Substantially all of the equity awards, which are determined by the Compensation Committee for the executive officers and by the executive officers for the rest of the Company’s employees, are subject to multi-year time-based vesting. As a result, these awards require an employee to remain employed by the Company for a period of years in order to receive the full benefit of any awards.

●
The Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that the Company believes do not encourage excessive risk taking, such as management and technical skills, integrity, performance ratings, etc.

COMMENT 6:

Item 12. Certain Relationship and Related Transactions, page 73

Please tell us where you have added the disclosure required by Item 404(b) of Regulation S-K and how you intend to address this disclosure requirement in future filings.

RESPONSE:

The Company advises the Staff that the Company’s Audit Committee charter provides that the Audit Committee, which is comprised of independent directors, is responsible for reviewing and approving in advance any proposed related party transactions.  The charter for the Audit Committee was publicly filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A on April 29, 2005 and is available on the Company’s website at www.cutera.com.  Pursuant to the charter, all of our directors, officers and employees are required to report to our Audit Committee any such related party transaction prior to its completion.  The Company has not adopted specific standards for approval of these transactions, but instead the Audit Committee reviews each such transaction on a case-by-case basis prior to its consummation.  In addition, the Company’s policy is to require that all executive compensation-related matters be recommended and approved by the Compensation Committee as provided by the Compensation Committee’s charter and be reported under applicable SEC rules.

In response to the Staff’s comment, the Company will describe its policies for reviewing and approving related party transactions in future filings on Form 10-K and in its Definitive Proxy Statement on Schedule 14A.  Furthermore, in future filings, the Company will describe the standards applied by the Company’s Audit Committee in reviewing and deciding whether to approve a related-party transaction presented to it.

* * *

Securities and Exchange Commission
July 13, 2010

Additionally, in connection with responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ RONALD J. SANTILLI
Ronald J. Santilli
Executive Vice President and Chief Financial Officer